Exhibit 3.20
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
CGGVeritas Services Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:
FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said Corporation to be effective January 1, 2008, declaring said amendment to be advisable and asking the stockholders of the Corporation for consideration. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Certificate of Incorporation of this corporation be amended, effective January 1, 2008, by changing the Article thereof numbered “1” so that, as amended, said Article shall be and shall read as follows:
“The name of the corporation is CGGVeritas Services Holding (U.S.) Inc.”
SECOND: That thereafter, pursuant to resolution of its Board of Directors, Consent of its Shareholder, pursuant to a written consent in lieu of a meeting of shareholders in accordance with Section 228 of the General Corporation Law of the State of Delaware, was signed authorizing the change of name of the Corporation, effective January 1, 2008.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Brent N. Whiteley, its Senior Vice President and Secretary, this 19th day of December, 2007.

By:	/s/ Brent Whiteley
Brent N. Whiteley
Senior Vice President and Secretary